May 1, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Tilly’s, Inc.
Registration Statement on Form S-1
File No. 333-175299

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, we wish to advise that between April 23, 2012 and the date hereof, 5,663 copies of the Preliminary Prospectus, dated April 23, 2012, were distributed as follows: 899 copies to prospective underwriters, 2,313 copies to institutional investors, 2,332 copies to individuals, 10 copies to prospective dealers, 0 copies to rating agencies and 109 copies to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. New York time on May 3, 2012 or as soon thereafter as practicable.

Very truly yours,
GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED As representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	/s/ Michele H. Allong
Michele H. Allong Authorized Signatory (Merrill Lynch, Pierce, Fenner & Smith Incorporated)